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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                           (Amendment No. 1 -- FINAL)

                    Under the Securities Exchange Act of 1934

                             PRICELLULAR CORPORATION
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                                 $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  ------------

                                   741504 10 4
                                ---------------
                                 (CUSIP Number)

                                  STEVEN PRICE
                       ----------------------------------
                       (Name of Persons Filing Statement)

                         Richard D. Truesdell, Jr., Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel No.: (212) 450-4000
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 25, 1998
            -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                                  ------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Check the following box if a fee is being paid with this statement: [ ]

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                               SCHEDULE 13D

CUSIP No.  74  1504104                                       Page 2 of 5 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Steven Price

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [x]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     Not applicable

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [ ]
     TO ITEMS 2(d) or 2(e)

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

                                         7   SOLE VOTING POWER

                                             0

                                         8   SHARED VOTING POWER
        NUMBER OF SHARES
     BENEFICIALLY OWNED BY                   0
     EACH REPORTING PERSON
              WITH                       9   SOLE DISPOSITIVE POWER

                                             0

                                        10   SHARED DISPOSITIVE POWER

                                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

 14  TYPE OF REPORTING PERSON*

     IN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


               The following information amends, supplements and supersedes the Schedule 13D filed on March 16, 1998 by Steven Price.

               Item 1.  Security and Issuer.

               This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of PriCellular Corporation, a Delaware corporation (the "Company"). The principal executive offices of American Cellular Corporation, the successor by merger to the Company, are located at 1336 Basswood, Suite F, Schaumburg, Illinois 60173.

               Item 2.  Identity and Background

               This statement is filed by Mr. Price. Mr. Price's business address is 711 Westchester Avenue, White Plains, New York 10604. Mr. Price is a citizen of the United States of America.

               Mr. Price disclaims membership in a group with any other former shareholders of the Company.

               Mr. Price has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Price been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               Item 3.  Source and Amount of Consideration

               Not applicable.

               Item 4.  Purpose of the Transaction

               On March 6, 1998, the Company and American Cellular Corporation, a Delaware corporation ("ACC"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). On June 25, pursuant to the Merger Agreement, ACC merged with and into the Company, with the Company being the surviving corporation of such merger (the "Merger"). The surviving corporation then changed its name to "American Cellular Corporation." At the Effective Time of the Merger, each issued and outstanding share of Class A Common Stock, par value $0.01 per share of the Company (the "Class A Shares"), and Class B Common Stock, par value $0.01 per share, of the Company was converted into the right to receive $14.00 in cash, without interest (the "Merger Consideration"), and each issued and outstanding share of Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of the Company was converted into the right to receive the product of the Merger Consideration and the number of Class A Shares into which each such share of Series A Preferred Stock was convertible at such time
in connection with a change of control.   Therefore, upon the effective time
of the Merger, Mr. Price ceased to have any beneficial interest in any securities of the Company.

               Mr. Price does not currently have any plans or proposals relating to the activities described in paragraphs (a)-(j) of Item 4 of
Schedule 13D.

               Item 5.  Interest in the Securities of the Issuer

               (a) As described above, since the effective time of the Merger on June 25, 1998, Mr. Price has not owned any securities of the issuer.

               (b) Mr. Price does not have any sole or shared power to vote or to direct the vote of any shares of Class A Common Stock nor sole or shared power to dispose of or direct the disposition of any shares of Class A Common Stock.

               (c) Except for the transactions described in Item 4 hereof, no transactions in shares of Common Stock have been effected during the past 60 days by Mr. Price.

               (d) Not applicable.

               (e) Not applicable.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Prior to the Merger, Mr. Price was a party to certain voting agreements and shareholders' agreements with respect to the stock of the Company held by him, all of which agreements were described in or incorporated by reference in prior filings on Schedule 13D by Mr. Price. However, since the effective time of the Merger such agreements are no longer in effect with respect to Mr. Price.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit 1: Agreement and Plan of Merger dated as of March 6,
                          1998 between PriCellular Corporation and American Cellular Corporation (schedules omitted).*




   * Incorporated herein by reference to the Company's Report on Form 8K filed on March 9, 1998.



                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 1998

                              STEVEN PRICE



                              By: /s/ Steven Price
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